AMENDMENT TO

INVESTMENT MANAGEMENT AGREEMENT

This Amendment, effective as of June 30, 2026, is to the Investment Management Agreement (the “Agreement”) made as of November 1, 2023, by and between FRANKLIN TEMPLETON ETF TRUST, a Delaware statutory trust (the “Trust”), on behalf of FRANKLIN FOCUSED GROWTH ETF (to be renamed FRANKLIN FOCUSED DYNAMIC GROWTH ETF) (the “Fund”), a series of the Trust, and FRANKLIN ADVISERS, INC., a California corporation (the “Manager”).

WITNESSETH:

WHEREAS, both the Manager and the Trust wish to amend Paragraph 4.A. of the Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree that Paragraph 4.A. of the Agreement is removed and replaced with the following:

A. For purposes of calculating such fee, the value of the net assets of the Fund shall be determined in the same manner that the Fund uses to compute the value of its net assets in connection with the determination of the net asset value of its shares, all as set forth more fully in the Fund’s current prospectus and statement of additional information. The rate of the management fee payable by the Fund shall be calculated daily at the annual rate of 0.41% of the value of its net assets.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on June 5, 2026.

FRANKLIN TEMPLETON ETF TRUST on behalf of

FRANKLIN FOCUSED GROWTH ETF (to be renamed FRANKLIN FOCUSED DYNAMIC GROWTH ETF)

By: /s/Harris Goldblat_________

Name:  Harris Goldblat

Title:  Vice President and Secretary

FRANKLIN ADVISERS, INC.

By: /s/Thomas C. Merchant______

Name: Thomas C. Merchant

Title: Chief Legal Officer